Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

December 16, 2020

            Re:      Kid Castle Educational Corporation

Amendment No. 4 to Registration Statement on Form 10

Filed November 30, 2020

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Form 10-12G filed November 30, 2020

Business, page 5

1.      We note your response to prior comment 1 and re-issue in part. With respect to the Community Economic Development Capital transaction, please disclose the name of the related party from whom your acquired control of the CEDC as well as the "four businesses" involved in the transaction that were controlled by your CEO. In addition, please clarify how you acquired 88% of the voting control of GiveMePower on September 16, 2020, as it is unclear from your current disclosure whether GiveMePower issued shares to you. In this regard, we note that the Form 10-K filed by GiveMePower does not appear to disclose that the company is controlled by Kid Castle.

This has been revised and updated to include information requested, which showed that:

On September 15, 2020, Kid Castle Educational Corporation (the “Company”) entered into a stock purchase agreement with Video River Networks, Inc., a corporation controlled by Goldstein Franklin, Inc., which is controlled by our President and CEO with respect to the private placement of 900,000 shares of its preferred stock at a purchase price of $3 in cash and a transfer of 100% interest in, and control of Community Economic Development Capital, LLC (a California Limited Liability Company).   All four companies, Kid Castle, Goldstein Franklin, Video River Networks and Community Economic Development Capital are controlled by our CEO, Mr. Frank I Igwealor.

On September 16, 2020, Kid Castle bought 1,000,000 shares of GiveMePower Corporation’s preferred stock in exchange for $3 and 100% of interest in CED Capital.  Each of GiveMePower’s preferred shares is convertible to 1,000,000 of GiveMePower Common Stock.  As at September 16, 2020, GiveMePower had 27,724,687 of its Common Stock issued and outstanding.  In addition, Goldstein Franklin own one (1) Special 2019 series A preferred share of GiveMePower, which is convertible to 100,000,000 shares of GiveMePower Common Stock. This resulted in Kid Castle holding on an “if converted basis” of 88.67% voting power as shown in the schedule below:

GiveMePower Capitalization Table
	Preferred	If Converted	% of Ownership
Kid Castle	1,000,000	1,000,000,000	88.67%
Goldstein Franklin	1	100,000,000	8.87%
Common Stock outstanding		27,724,687	2.46%
	Total	1,127,724,687	100.00%

All shares issued in these transactions are RESTRICTED and could not be sold or re-sold without registration.

Plan of Operations for the Next Twelve Months, page 36

2.      We note your response to prior comment 2 and re-issue the comment. Revise your disclosure to explain what it means to strictly cultivate and utilize hemp as specified by the Farm Bill. Please note that it is impermissible to hyperlink to information contained on outside websites in order to satisfy your disclosure obligations. Further, clarify if true that you do not and will not own facilities that grow non-hemp cannabis. Your current disclosure is confusing to investors in this respect.

This has been revised and updated.

General

3.      We note your response to prior comment 5. As it appears that the activities which served as the basis for the trading suspension occurred after you acquired the company on October 21, 2019, it is unclear why your response appears to focus on your lack of access to information before that date. Please explain the concerns raised by the filings with the SEC on October 25, November 5, November 14, November 27, and December 6. In addition, please discuss the unusual and unexplained market activity which occurred between October 25 and October 28, 2019. In this regard, please also explain how you have concluded that your current officers and directors did not own or trade shares or participate in the events, including SEC filings, leading to the suspension order given that the company was acquired on October 21, 2019 and your disclosure on page 7 that you restarted filing immediately after consummation of the transaction. In addition, please discuss whether the activities which occurred also involve any affiliates of the company, its officers, or its directors.

After own announcement of acquisition of control of KDCE via a Form 8-K Current Information filing, we noticed unusual price spikes and unexplained market activity which occurred between October 25 and October 28, 2019.  We did not know the reasons for the unusual price spikes.  The next day, October 26, we fielded calls from a FINRA staff and also an SEC staff who asked us question about the unusual price spikes and we explained that we just gained control of the company but do not know what was happening.  We submitted to the SEC caller the names and phone numbers of the agent who mediated the sales of KDCE to us, so that the SEC could call them with any question since we were then very ignorant of the company and its shareholders.

Those unusual price spike activities which served as the basis for the trading suspension occurred on October 25 and 28, after we have acquired LEGAL control of KDCE on October 21, 2019.   However, even though we acquired and had LEGAL control of the Company as of October 21, 2019, we did not have actual control until December 14, 2019, after the Transfer Agents had completed their process of verifying the “Change of Control” documentations in accordance with their procedures.  It was on December 14, 2019 that we gained actual access to the shareholders list and all the other documents held by the Transfer Agents.  Prior to December 14, 2019, there is nothing we could have done with the Common Stock of KDCE because we had zero tradable shares throughout the period in which the activities cited by the SEC occurred.

During the interview with the three SEC staff, I explained to them that I took us a while after taking legal control of KDCE before we had actual control because of how the seller, agent, and us agreed the process to flow because KDCE was not the first company we wanted to buy from that particular agent.  We had initially executed an agreement to buy a different company named “Smokefree Innothech, Inc. (OTC “SFIO”), but the selling agent failed to perform a key component of the agreement and thus that contract failed.  It was after the failure of the SFIO deal, that the agent brought KDCE and we consummated the agreement on October 21, 2019.  Thus, although we had LEGAL control on October 21, 2019, the purchase-closing process took until December 14, 2019 before we finally had complete and actual control of KDCE.

Furthermore, during the interview with the three SEC staff, I explained to them that neither myself nor any other current officer had any shares of KDCE common stock, or was involved in the unusual activities in KDCE stock price during the period under review.

Neither myself nor my wife, who is one of the two Directors on the board of KDCE nor any affiliates of the company, its officers, or its directors had any shares of KDCE common stock, or was involved in the unusual activities in KDCE stock price during the period under review because involvement in tradable shares of KDCE was not the objective of our acquisition.  We acquired control of KDCE to help Cannabinoid Biosciences to get listed and ascend to the OTCQB, and then to file Form S-1 to use to IPO on the Nasdaq in accordance with our projected goals.

We concluded that neither myself nor my wife, who is one of the two Directors on the board of KDCE nor any affiliates of the company, its officers, or its directors had any shares of KDCE during the period under review because I personally interviewed everybody close to, or related to us, and none of them had anything to do with KDCE shares during those period under review.

We were misled by the seller’s agent to believe that filing forms 8-k, 10-k and super 8-k would revive KDCE to become current again with the SEC.  That was why we mistakenly started filing Form with SEC to bring the KDCE information current and to mitigate further unusual price spikes, or any other occurrence, by filing Form 10-K on November 5, file a Form 8-K November 14, Form S-8 on November 27, and another Form S-8 on December 6.  It was after the December 6 that a someone told us that we were doing it wrong.  Although we started filing disclosures immediately starting from October 24, 2019, none of those filings brought KDCE current because KDCE had previously filed Form 15D, Suspension of Duty to Report on March 25, 2010.

Having realized our mistake in many of the filings we made including an S-8, and the need to first, use Form 10-12g or S-1 to revive KDCE reporting status and to get KDCE current on its reporting requirements, we decided to engage a PCAOB registered Auditor to audit our financials to enable us to use Form 10-12g or S-1 to revive KDCE. Thus, until KDCE was revived when our Form 10-12g filed on May 11, 2020, became effective on July 11, 2020, KDCE was never current in its SEC filings.

4.      With respect to the Cannabinoid transaction, please revise to clarify, if true, that the purpose of the transaction was to access the OTC platform and whether the change in control affected Kid Castle's eligibility for the platform. In addition, please revise to fully describe the "spin-off" of shares to the shareholders of Cannabinoid, including when the transaction occurred and how you determined that it was unnecessary to register the shares that were distributed. Also, please advise why Cannabinoid's Form 1-K does not appear to disclose Kid Castle's reacquisition and control of Cannabinoid. Please also revise to disclose when Kid Castle acquired Cannabinoid.

We acquired control of KDCE to help Cannabinoid Biosciences to get listed on the OTC Markets, ascend to the OTCQB, and then use Form S-1 to IPO on the Nasdaq in accordance with our projected goals.

The change is control did not affect our plan because we intend to engage a Market Maker to help us file Form 211 after the SEC has completed its review of our Form 10-12g.

After acquisition of KDCE, we had an option to either reverse-merge into KDCE or distribute KDCE shares in exchange for Cannabinoid shares held.  We decided to distribute shares because its felt easier of the two options. Cannabinoid Biosciences, Inc.’s board voted, on December 19, 2019, to spin the shares out to its shareholders.

We believe that it is necessary to register the shares for Cannabinoid shareholders.  The shares distributed to Cannabinoid shareholders were currently “book-issued” only.  Prior to distributing physical share certificates, we plan to register the share through Form S-1 along the way to our Nasdaq uplisting.

We have revise our filing to disclose when Kid Castle acquired Cannabinoid.  We have also updated Cannabinoid's Form 1-K to include a disclosure about Kid Castle’s reacquisition and control of Cannabinoid.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation